SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 11-K

[  X  ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 2000

                  Commission File Number 1-2227

                  C.  Full title of the plan:

                      Crown Cork & Seal Company, Inc.
                      401(k) Retirement Savings Plan

                  D. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                      INDEX



                                                                        Page(s)

Signatures.................................................................3

Report of Independent Accountants..........................................6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA.......................7 - 16

Exhibit 23 - Consent of Independent Accountants...........................17

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934 the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.




                                 Crown Cork & Seal Company, Inc.
                                 401 (k) Retirement Savings Plan



                            By:  /s/ James T. Malec
                                 ------------------
                                 James T. Malec
                                 Member, Benefit Plan Committee


Date:  June 28, 2001
       -------------

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN




Financial Statements as of and for the years ended
December 31, 2000 and 1999


Additional information required for Form 5500
as of and for the year ended December 31, 2000

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                         1

Basic Financial Statements

      Statement of Net Assets Available for Benefits                      2

      Statement of Changes in Net Assets Available for Benefits           3

      Notes to Financial Statements                                     4 - 8

Additional Information *

      Schedule I  - Schedule of Assets (Held at End of Year)              9

      Schedule II - Schedule of Reportable Transactions                  10
                    (Nonparticipant-Directed Investment Transaction or Series of Transactions in Excess of 5% of Plan Assets)



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania
June 1, 2001

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                As of December 31,
                                                                                       2000                           1999
                                                                                ----------------------------------------------------

Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                                                     $   51,080,209 *               $   66,544,350 *
    Vanguard Balanced Index Fund                                                    10,719,072 *                   12,446,534 *
    Vanguard Explorer Fund                                                          14,123,171 *                    9,550,804 *
    Vanguard International Growth Fund                                               5,624,707                      6,710,321
    Vanguard Total Bond Market Index Fund                                            5,527,941                      5,064,428
    STI Classic Prime Quality Money Market Fund                                              -                         68,332
                                                                                --------------                 --------------
                                                                                    87,075,100                    100,384,769
Crown Cork & Seal Company, Inc. Stock Fund                                          12,325,249 **                  23,254,507 **
Participant Loans                                                                    3,726,717                      3,761,625
                                                                                --------------                 --------------
                                                                                   103,127,066                    127,400,901
                                                                                --------------                 --------------
Investments, at contract value
Crown Cork & Seal Fixed Income Fund                                                 52,612,540 *                   57,438,771 *
                                                                                --------------                 --------------
       Total investments                                                           155,739,606                    184,839,672
                                                                                --------------                 --------------

Receivables
Employer's contributions                                                               158,989                        177,457
Participants' contributions                                                            574,495                        624,424
                                                                                --------------                 --------------
       Total receivables                                                               733,484                        801,881
                                                                                --------------                 --------------

Net assets available for benefits                                               $  156,473,090                 $  185,641,553
                                                                                ==============                 ==============

*  Represents 5% or more of net assets available for benefits.
** Represents nonparticipant-directed investments that are 5% or more of net assets available for benefits.




The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

------------------------------------------------------------------------------------------------------------------------------------

                                                                                             Year Ended December 31,
                                                                                       2000                           1999
                                                                                ----------------------------------------------------
Additions
Investment income:
    Interest and dividend income, investments                                   $    8,802,553                 $    7,553,898
    Interest income, participant loans                                                 303,600                        267,745
    Net (depreciation) appreciation in fair value of investments                   (24,532,379)                     5,046,209
                                                                                --------------                 --------------
                                                                                   (15,426,226)                    12,867,852
                                                                                --------------                 --------------
Contributions:
    Employer                                                                         2,131,547                      2,056,808
    Participant                                                                      7,912,206                      7,996,719
                                                                                --------------                 --------------
                                                                                    10,043,753                     10,053,527
                                                                                --------------                 --------------

Asset transfers in                                                                           -                     23,290,214
                                                                                --------------                 --------------
       Total additions                                                              (5,382,473)                    46,211,593
                                                                                --------------                 --------------
Deductions
Payment of benefits                                                                 22,709,635                     21,185,006
Asset transfers out                                                                  1,069,385                              -
Administrative expenses                                                                  6,970                          4,140
                                                                                --------------                 --------------
       Total deductions                                                             23,785,990                     21,189,146
                                                                                --------------                 --------------

Net (decrease) increase                                                            (29,168,463)                    25,022,447

Net assets available for plan benefits:
    Beginning of year                                                              185,641,553                    160,619,106
                                                                                --------------                 --------------
    End of year                                                                 $  156,473,090                 $  185,641,553
                                                                                ==============                 ==============


The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the "Company") may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") to assume both trustee and recordkeeping responsibilities.

During 1999, the Company sold a segment of the Composite Can division. As a result of this transaction, participant accounts of former Composite Can employees were transferred out of the Plan in 2000 in the amount of $1,069,385.

The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. ("CONSTAR Salaried 401(k)"), the participant accounts of the salaried employees of Zeller Plastik, Inc. 401(k) Savings Plan ("Zeller") and the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum ("Golden Aluminum") were merged with and into the Plan effective March 31, 1999, August 31, 1999 and December 31, 1999, respectively. The assets transferred totaled $20,982,739, $966,188 and $1,110,242 for CONSTAR Salaried 401(k), Golden Aluminun, and Zeller, respectively. In addition, $231,045 of assets from the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)") were transferred in February 1999. The other assets related to the Risdon 401(k) were transferred upon completion of the plan merger, which occurred in 1998.

During these conversions, freeze periods were enforced to restrict transactions. Once the freeze periods were lifted participants could change investment elections.

Contributions
Generally, the Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) component of the plan allows before-tax employee contributions of 2% to 12% of annual compensation. Contribution amounts are subject to certain limitations, $10,500 in 2000 and $10,000 in 1999, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee's contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in Company common stock.

Participant Accounts
Each participant's account is credited with participant's contribution and the participant's allocation of the Company's contribution, as described above. Plan earnings are allocated to the participant's account based on participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant's election.

Forfeited Accounts
Total unallocated forfeitures, which will be used to reduce future employer contributions, were $23,580 and $1,485 at December 31, 2000 and 1999, respectively. These amounts will be used to reduce future employer contributions. In 2000 and 1999, $668 and $74,181, respectively, of unallocated forfeitures were used to offset employer contributions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value (Note 5). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's fixed income fund are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") which requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 was effective for the Plan January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic investment contracts) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of the Plan's synthetic benefit responsive investment contracts was $3,186,594 at December 31, 2000.

The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

NOTE 3 - NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

                   Crown Cork & Seal Company, Inc. Stock Fund
                   ------------------------------------------
                                             2000                     1999
                                             ----                     ----
Changes in Net Assets:
Interest & dividend income              $  1,089,087              $   949,443
Net appreciation/(depreciation)          (15,004,797)              (8,094,832)
Contributions                              3,263,770                3,339,432
Distributions                             (1,483,927)              (2,165,507)
Asset transfers out                         (109,497)                       -
Interfund transfers                        1,287,251               (1,626,671)
Asset transfers in                                 -                1,862,670

NOTE 4 - INVESTMENTS
During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                             2000                     1999
                                             ----                     ----

Registered investment companies        $  (9,527,582)            $ 13,141,041
Common stock                             (15,004,797)              (8,094,832)
                                       -----------------------------------------
                                       $ (24,532,379)             $ 5,046,209
                                       =========================================


NOTE 5 - CROWN CORK & SEAL FIXED INCOME FUND

The Crown Cork & Seal Fixed Income Fund (the "Fund") consists of guaranteed investment contracts of $15,349,211 and synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund holds units of the Vanguard Retirement Savings Trust, a common/commingled trust sponsored by VFTC with a value of $34,111,299. The Vanguard Retirement Savings Trust (the "Trust") is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit. The Fund is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The synthetic investment contracts constitute investments in common collective trusts, $3,186,370, and wrapper contracts, $224. The value provided (reduced) by the wrapper contracts represents the difference between the value of the synthetic investment contracts and the underlying investments. The Fund also included net other liabilities (including units receivable and payable) in the amount of $34,564. The crediting interest rates of the investment contracts ranged from 2.16% to 6.69% at December 31, 2000. As the contracts mature, the proceeds are invested in the Vanguard Retirement Savings Trust.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 7 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the company by a letter dated February 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                             Additional Information
                             Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k)                           Schedule I
RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i

     Identity of Participant-Directed Issues                              Investment Type                           Current Value
------------------------------------------------------------------------------------------------------------------------------------

*    Vanguard 500 Index Fund                                       Registered Investment Company                    $ 51,080,209
*    Vanguard Balanced Index Fund                                  Registered Investment Company                      10,719,072
*    Vanguard Explorer Fund                                        Registered Investment Company                      14,123,171
*    Vanguard International Growth Fund                            Registered Investment Company                       5,624,707
*    Vanguard Total Bond Market Index Fund                         Registered Investment Company                       5,527,941
*    Vanguard Retirement Savings Trust                             Common/Commingled Trust                            34,111,299
*    Crown Cork & Seal Company, Inc. 401(k)
        Retirement Savings Plan                                    Participant Loans (7.0% - 13.7%)                    3,726,717
     Life of Virginia 6.37%  5/31/2001                             Guaranteed Investment Contract                      2,515,274
     Massachusetts Mutual Life Insurance Company 6.42%  6/25/2002  Guaranteed Investment Contract                        732,160
     Metropolitan Life 6.00%  1/2/2001                             Guaranteed Investment Contract                      1,768,137
     New York Life Insurance Company 6.28%  9/30/2001              Guaranteed Investment Contract                      5,131,621
     Principal Mutual Life Insurance 6.07%  6/30/2001              Guaranteed Investment Contract                      5,202,019
     West Deutsche Landesbank 6.32%  3/31/2001                     Synthetic Investment Contract                       3,186,594


     Identity of Nonparticipant-Directed Issues                           Investment Type              Cost         Current Value
------------------------------------------------------------------------------------------------------------------------------------
*    Crown Cork & Seal Company, Inc.                               Common Stock                    $ 34,789,344     $ 12,325,249

* Party in Interest

CROWN CORK & SEAL COMPANY, INC. 401(k)                           Schedule II
RETIREMENT SAVINGS PLAN
Schedule of Reportable Transactions *
Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line j


                                                                                                    Current Value
Identity of Party        Description of Asset       Purchase Price  Selling Price Historical Cost   of Asset on          Historical
   Involved                                                                          of Asset       Transaction Date     Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group  Crown Cork & Seal Company, Inc.
                     Stock Fund                      $7,911,638                                       $7,911,638
The Vanguard Group  Crown Cork & Seal Company, Inc.
                     Stock Fund                                      $3,835,682    $6,947,022          3,835,682        $(3,111,340)

* Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.